

03052092

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 12 2003 DIVISION OF MARKET REGULATION

12/12/03 CM 12/30

AM 12-29-2003

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 36129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOMESTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE,	NEW JERSEY	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SHEFTS 201-782-0888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name — if individual, state last, first, middle name)

5 NORTH VILLAGE AVENUE	ROCKVILLE CENTRE,	NY	11570
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

2A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK SHEFTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DOMESTIC SECURITIES, INC., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E



Signature

President

Title



Notary Public

HARRY LEFKOWITZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 20, 2004

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Domestic Securities, Inc.
Montvale, New Jersey

We have audited the accompanying statement of financial condition of Domestic Securities, Inc. as of June 30, 2003, and the related statements of operations, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Securities, Inc. as of June 30, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 3, 2003

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, SEC PRACTICE SECTION

DOMESTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash and cash equivalents		$ 2,196,006
Receivable from brokers		4,036,879
Securities owned – at market value		3,705,118
Property and equipment – net		167,980
Exchange membership		37,200
Other investments		183,200
Receivable from related parties		1,033,478
Other assets		48,244
Security deposits		5,942
Total Assets		$11,414,047

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker		$ 3,601,634
Accounts payable		195,865
Accrued expenses		430,190
Securities sold, not yet purchased – at market value		472,560
Income taxes payable		11,000
Total Liabilities		4,711,249
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value; authorized 200 shares, issued and outstanding 150 shares	$ 150	
Additional paid-in capital	3,435,400	
Retained earnings	3,267,248	
Total Stockholders' Equity		6,702,798
Total Liabilities and Stockholders' Equity		$11,414,047

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2003

REVENUES:		
ECN fees - net		$ 16,546,377
Trading gains – net		2,424,142
Brokerage commissions and fees – net		1,484,833
Other		45,475
Interest		67,918
Total Revenues		20,568,745
COSTS AND EXPENSES:		
Clearing charges	$ 535,959	
Communication costs	2,932,813	
Employee compensation and benefits	8,459,888	
Occupancy costs	649,274	
Regulatory fees	169,920	
Other operating expenses	7,699,966	
Total Costs and Expenses		20,447,820
Income Before Provision for Income Taxes		120,925
Provision for Income Taxes		48,000
NET INCOME		$ 72,925

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 150	$3,435,400	$3,194,323	$ 6,629,873
Net Income	-	-	72,925	72,925
Balance – End of Year	$ 150	$3,435,400	$3,267,248	$ 6,702,798

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS
FOR THE YEAR ENDED JUNE 30, 2003

N

O

N

E

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

Cash Flows from Operating Activities:		
Net income		$ 72,925
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		116,838
(Increase) Decrease in Operating Assets:		
Receivable from brokers	$ 1,605,782	
Security deposits	7,753	
Securities owned – at market value	(3,162,615)	
Other assets	(12,939)	(1,562,019)
Increase (Decrease) in Operating Liabilities:		
Accrued expenses	(164,277)	
Accounts payable	(864,484)	
Payable to clearing broker	3,058,251	
Securities sold, not yet purchased – at market value	438,334	
Income taxes payable	(365,285)	2,102,539
Net Cash Provided by Operating Activities		730,283
Cash Flows from Investing Activities:		
Dispositions of property and equipment		6,378
Net Cash Provided by Investing Activities		6,378
Cash Flows from Financing Activities:		
Advances to related parties - net		(1,033,478)
Net Cash (Used) by Financing Activities		(1,033,478)
(Decrease) in Cash and Cash Equivalents		(296,817)
Cash and Cash Equivalents – Beginning of Year		2,492,823
Cash and Cash Equivalents – End of Year		$ 2,196,006
Supplemental Cash Flow Disclosure:		
Cash Paid for Interest		$ 52,626
Cash Paid for Income Taxes		$ 373,580

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Domestic Securities, Inc., (the "Company") is a registered broker/dealer engaged primarily in securities trading and the operation of an electronic communications network ("ECN"). The Company is a wholly owned subsidiary of a privately owned corporation ("the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

Securities owned and securities sold but not yet purchased are stated at fair market value and represent equity securities in which the Company acts as market maker and performs proprietary trading. Securities owned and securities sold but not yet purchased consist of equity securities.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transaction result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Unrealized gains and losses on securities are reflected in the statement of operations.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to five years.

Depreciation expense was $116,838 for the year ended June 30, 2003.

Estimated Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or amounts which, because of their short-term nature, approximate fair value.

Brokerage receivables and payables are recorded at contracted amounts which approximate fair value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Advertising

The Company records advertising expense as incurred. Advertising expense was approximately $14,000 for the year ended June 30, 2003.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

The Company records client transactions on a trade date basis.

The Company records revenues from its ECN subscribers and non-subscribers on a transaction date basis.

NOTE 2 - Brokerage Receivables and Payables

Receivable from brokers consist of the following:

Clearing broker deposit receivable	$ 2,925,650
Receivable from brokers – ECN fees	548,049
Receivable from brokers – commissions	563,180
	$ 4,036,879

Payable to clearing broker represents net amounts owed on security positions.

NOTE 3 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 63,818
Office Equipment and Computers	302,987
Leasehold Improvements	4,682
	371,487
Less: Accumulated Depreciation	203,507
	$ 167,980

NOTE 4 - Receivable from Related Parties

Receivable from related parties consist of advances made to the Company's parent and other affiliates. These loans are unsecured and have no specific repayment terms. Loans in the amount of approximately $304,000 bear interest at 8% per annum and the remaining loans are non-interest bearing.

NOTE 5 - Related Party Transactions

The Company rents its Montvale, New Jersey office facilities from a related company on a month-to-month basis. Rent paid to this related company approximated $330,000 for the year ended June 30, 2003.

NOTE 6 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At June 30, 2003 the Company's net capital was $4,218,292, which exceeded its minimum net capital requirement by $3,218,292 and its net capital ratio was 15%.

NOTE 7 - Commitments and Contingencies

Lease Commitments

The Company is committed under one non-cancelable operating lease for office facilities, which expires March 2004.

Approximate future minimum payments under this lease are as follows:

Year Ending June 30,	
2004	$ 27,000

Rent expense under this lease was approximately $36,000 for the year ended June 30, 2003.

Legal

The Company is involved in legal proceedings and claims which arise in the ordinary course of its business. Management cannot determine the outcome of these proceedings and claims at this time and believes that the outcome of any such litigation and claims would not result in any material adverse effect on the Company's financial position or results of operations.

ATTAIN ECN

The Company operates the ATTAIN ECN pursuant to a no-action letter originally issued by the SEC in February 1998, which granted no-action relief through the period ending April 15, 1998. In April 1998 the no-action relief was further extended in a series of letters through April 6, 2004. The no-action letter, as extended, is conditioned upon the continued compliance with the terms expressed in the earlier no-action letters, which include, but are not limited to, rapid response time to orders by the ATTAIN ECN, periodic review of the capacity and integrity of the system and compliance with restrictions on maximum transaction fees.

NOTE 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guideline. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At June 30, 2003, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

DOMESTIC SECURITIES, INC.
Notes to Financial Statements
June 30, 2003

NOTE 9 - Income Taxes

The Company and its Parent and subsidiaries are members of a group of affiliated companies which join in filing a consolidated Federal income tax return. In addition, the Company also files separate state and local tax returns.

Each company in the consolidated group pays its share of Federal income taxes based on its taxable income. Members with losses record tax benefits to the extent such losses are recognized in the consolidated Federal tax return. Federal taxes are paid to, or received from, the Parent based upon each Company's unconsolidated taxable income or loss. State and local corporate taxes are paid on a separate basis by each company.

The components of the provision for income taxes are as follows:

Current:	
Federal	$ 37,000
State	11,000
Total current	$ 48,000

A copy of the Firm's Statement of Financial Condition as at June 30, 2003, pursuant to S.E.C. Rule 17a-5, is available for inspection at the Firm's office and at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

DOMESTIC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JUNE 30, 2003

CREDIT ITEMS:		
Total stockholders' equity		$ 6,702,798
Income tax liability related to ECN income accrued which is directly related to the non-allowable ECN receivables		11,000
Total Credit Items		6,713,798
DEBIT ITEMS:		
Exchange membership	$ 37,200	
Property and equipment - net	167,980	
Brokerage receivables	560,570	
Other investments	183,200	
Receivable from related parties	1,033,478	
Other assets	48,244	
Security deposits	5,942	
Total Debit Items		2,036,614
Net Capital Before Haircuts		4,677,184
Haircuts on Securities:		
Debt securities	$ 64,401	
Other securities	362,566	
Undue concentration	31,925	458,892
Net Capital		4,218,292
Less: Minimum net capital requirement		1,000,000
Remainder: Net capital in excess of all requirements		$ 3,218,292

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 637,055	= 15%
Divided by: Net Capital	$4,218,292	

Aggregate Indebtedness:	
Accounts payable	$ 195,865
Accrued expenses	430,190
Income taxes payable	11,000
	$ 637,055

SCHEDULE 2.

DOMESTIC SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JUNE 30, 2003

Net capital - per Company's unaudited X-17A-5 Part II A Filing		$ 4,347,719
Adjustments:		
Net increase in brokerage receivables	$ 14,631	
Reclassification of allowable asset to non-allowable	(4,948)	
Net increase in securities owned	1,434	
Increase in haircuts	(63,975)	
Increase in accrued expenses	(76,569)	(129,427)
Net capital - per report pursuant to Rule 17a-5(d)		$ 4,218,292

To the Officers and Directors
Domestic Securities, Inc.
Montvale, New Jersey

Gentlemen:

In planning and performing our audit of the financial statements of Domestic Securities, Inc. for the year ended to June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Domestic Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Domestic Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 3, 2003